SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  1 February, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1	Transaction in Own Shares dated 5 January 2010
EXHIBIT 1.2	Transaction in Own Shares dated 8 January 2010
EXHIBIT 1.3	Director/PDMR Shareholding dated 8 January 2010
EXHIBIT 1.4	Blocklisting Interim Review dated 8 January 2010
EXHIBIT 1.5	Blocklisting Interim Review dated 8 January 2010
EXHIBIT 1.6	Transaction in Own Shares dated 13 January 2010
EXHIBIT 1.7	Director/PDMR Shareholding dated 13 January 2010
EXHIBIT 1.8	Director/PDMR Shareholding dated 14 January 2010
EXHIBIT 1.9	Transaction in Own Shares dated 15 January 2010
EXHIBIT 2.0	Transaction in Own Shares dated 20 January 2010
EXHIBIT 2.1	Transaction in Own Shares dated 26 January 2010
EXHIBIT 2.2	Transaction in Own Shares dated 29 January 2010
EXHIBIT 2.3	Total Voting Rights dated 29 January 2010
EXHIBIT 2.4	Transaction in Own Shares dated 1 February 2010

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -  5 January 2010

BP p.l.c. announces that on 4 January 2010 it transferred to participants in its employee share schemes 26,510 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,750,813 ordinary shares in Treasury, and has  18,759,731,903 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -  8 January 2010

BP p.l.c. announces that on 7 January 2010 it transferred to participants in its employee share schemes 11,388 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,739,425 ordinary shares in Treasury, and has 18,760,479,161 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  8 January 2010

BP p.l.c. was notified on 8 January 2010 by Mr I. C. Conn, a Director of BP p.l.c., that he acquired 1,186 BP ordinary shares (ISIN number GB0007980591) on 17 December 2009, at £3.86 per share, through the exercise of an option to purchase shares granted under the Sharesave UK plan.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

EXHIBIT 1.4

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  8 January 2010

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 8 January 2010

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2009	To:	31 December 2009
Balance of unallotted securities under scheme(s) from previous return:		30,138,625
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		9,167,322
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		20,971,303

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

EXHIBIT 1.5

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  8 January 2010

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 8 January 2010

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2009	To:	31 December 2009
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -  13 January 2010

BP p.l.c. announces that on 11 January 2010 it transferred to participants in its employee share schemes 68,898 ordinary shares at  prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,670,527 ordinary shares in Treasury, and has 18,761,550,581 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  13 January 2010

BP p.l.c. was advised on 13 January 2010 by Computershare Plan Managers that on 11 January 2010 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £6.217 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward     54 shares
Mr I.C. Conn            54 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy            54 shares
Mr S. Westwell        54 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

EXHIBIT 1.8

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  14 January 2010

BP p.l.c. was informed on 13 January 2010, by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 12 January 2010 at US$59.15 per ADS, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Ms S Bott                           3,003.7176 ADSs
                                            (equivalent to approximately 18,022 ordinary shares)

Mr H L McKay                    2,492.2119 ADSs
                                            (equivalent to approximately 14,953 ordinary shares)

This notice is given in fulfillment of the obligation under DTR3.1.4R.

EXHIBIT 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 January 2010

BP p.l.c. announces that on 14 January 2010 it transferred to participants in its employee share schemes 31,257 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,639,270 ordinary shares in Treasury, and has 18,764,138,390 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  20 January 2010

BP p.l.c. announces that on 18 January 2010 it transferred to participants in its employee share schemes 493,288 ordinary shares at a price of 621.70 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,145,982 ordinary shares in Treasury, and has 18,765,590,196 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 January 2010

BP p.l.c. announces that on 25 January 2010 it transferred to participants in its employee share schemes 53,250 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,092,732 ordinary shares in Treasury, and has  18,766,443,594 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  29 January 2010

BP p.l.c. announces that on 28 January 2010 it transferred to participants in its employee share schemes
17,283 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,075,449 ordinary shares in Treasury, and has
18,766,767,987 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  29 January 2010

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 29 January 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,766,750,704 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,771,833,204. This figure excludes
   (i) 1,869,092,732 ordinary shares which have been bought back and held in treasury by BP; and
   (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.
EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -  1 February 2010

BP p.l.c. announces that on 29 January 2010 it transferred to participants in its employee share schemes 6,283 ordinary shares at prices between 386.00 pence and 500.00 pence.
These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,069,166 ordinary shares in Treasury, and has 18,766,839,520 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary